EXHIBIT 99 (b)



                IN THE UNITED STATES DISTRICT COURT
               FOR THE NORTHERN DISTRICT OF ILLINOIS
                         EASTERN DIVISION


THE OAK AGENCY, INC., an Illinois       )
corporation, and OAK FINANCIAL          )
SERVICES, INC., an Illinois             )
corporation,                            )
                                        )
                    Plaintiffs,         )
                                        )
          v.                            )
                                        )    NO. 91 C 6677
WARRANTECH DEALER BASED SERVICES,       )
INC., a Delaware corporation            )
                                        )    Honorable James B.
                                        )    Moran
                                        )    Senior District
                    Defendant.          )    Court Judge



                          AMENDED COMPLAINT

     NOW COME, the Plaintiffs, The Oak Agency, Inc., an

Illinois corporation, and Oak Financial Services, Inc., an

Illinois Corporation (collectively, "Oak"), by their attorneys,

Richard W. Hillsberg of Kovitz, Shifrin & Waitzman and

Alexander D. Kerr, Jr., and Jeffrey B. Rose of Tishler & Wald,

Ltd., and for their Complaint against Warrantech Dealer Based

Services, Inc., a Delaware corporation, Warrantech Dealer Based

Service, Inc., a Connecticut Corporation and Warrantech

Automotive, Inc., a Connecticut Corporation (collectively,

"Warrantech"), Defendants herein, state as follows:

                      GENERAL ALLEGATIONS

                            PARTIES

     1.   The Oak Agency, Inc. and Oak Financial Service, Inc.

are Illinois corporations with their Registered Agents and

offices in Cook County, Illinois and principal places of

business in DuPage County, Illinois, all of which are located within the Northern District of Illinois.

     2.   Warrantech Dealer Based Services, Inc. ("Warrantech-

I") is a Delaware corporation which had its principal places of business in Stamford, Connecticut and Euless, Texas. Warrantech

Dealer Based Services, Inc. (Warrantech-II) is a Connecticut

corporation with its principal places of business in Stamford,

Connecticut and Euless, Texas. Warrantech-II is a wholly owned subsidiary of Warrantech-I. During the summer of 1992

Warrantech-II changed its name to Warrantech Automotive, Inc.

("Warrantech Automotive"). On information and belief,

Warrantech Automotive as a wholly owned subsidiary of

Warrantech-I is thereby an affiliate of Warrantech Corporation,

a Connecticut corporation which is located in Stamford,

Connecticut which, on information and belief, is the parent of

Warrantech-I.

                         JURISDICTION

   3.   Jurisdiction of this Court is based on Code Section

1332 of Title 28 of the United States Code in that there is the diversity of citizenship of the parties and an amount in

controversy which exceeds $50,000 exclusive of interest of

costs.

     4.   Venue is in this District based upon 28 U.S.C. Code

Section 1391(c) in that Warrantech has a Registered Agent in

Cook County, Illinois and further actually does business in

virtually all counties in the Northern District of Illinois.

                  CLAIM (BREACH OF CONTRACT)

     5.   At all times material herein, including but not

limited to December 1, 1985 through the current date,

Warrantech and/or Warrantech's predecessor, Dealer Based

Services, Inc., a Texas corporation which had its principal

place of business in Euless, Texas ("DBS"), was and/or is an administrator of or controls a manager of certain lines of

insurance which insures dealers of automobiles and other

automotive vehicles including vans, trucks and recreational

vehicles against losses under certain Vehicle Service Contracts

("VSCs") and breakdown insurance policies (collectively, as

"Service Contracts") sold by such dealers to their respective customers. Warrantech acts on behalf of both the insurance

carrier and such dealers in the administration of Service

Contracts, as set out in various agreements between

Warrantech's predecessor, DBS and as of on or about November 1,

1989 and subsequent thereto, Warrantech and such dealers

(collectively, "Dealer Administration Agreements").

     6.   At all times material herein, Oak, in the ordinary

course of business, did and does meet with such dealers, any one of whom may desire to enter into a Dealer Administration

Agreement with Warrantech or Warrantech's predecessor, DBS, or with such other administrators whose products Oak was

authorized to handle. Pursuant to such Dealer Administration

Agreements, the dealer would then sell such Service Contracts under the Warrantech label to the dealer's customers and

process the related paperwork from the dealer to Warrantech and from Warrantech to its insurance carrier.

     7.   On or about January 1, 1986, Oak and Warrantech's

predecessor, DBS, entered into a certain written agreement (the

"Agreement") wherein DBS granted Oak (a) exclusive authority in particular geographic areas to solicit dealers on behalf of DBS and (b) exclusive authority to solicit other agents

(collectively, "Other Agents(s)") who would then meet with

dealers and solicit such dealers to enter into Dealer

Administration Agreements. Each such Other Agent was to enter into an Agency Agreement (the "Agency Agreement", collectively,

the "Agency Agreements") with Oak whereby Oak would be entitled to commissions upon Service Contracts sold by dealers solicited by the Other Agent. A copy of the Oak-DBS Agreement as well as its amendments is attached to the original Complaint as Exhibit

A, is made a part of the Amended Complaint hereby and are

hereafter collectively referred to as the "Commission

Agreement". Within one year Oak had signed up approximately two hundred dealers with DBS per the Dealer Administration

Agreement.

     8.   On or about November 1, 1989, on information and

belief, Warrantech Corporation, located in Stamford

Connecticut, acquired the assets of DBS of Euless, Texas

through Warrantech-I, a wholly owned subsidiary of Warrantech

Corporation. Pursuant to that acquisition, Warrantech

Corporation, Warrantech I, Warrantech II, and Warrantech

Automotive, Inc. assumed the obligations of the Commission

Agreement.

   9.   At all times, except as herein after set out in this

Complaint, the Commission Agreement, and the Agency Agreements

were in full force and effect and Oak's authority pursuant to these Agreements was in full force and effect.

     10.  On or about June 10, 1991, Warrantech issued to Oak a

30-Day Termination Letter ("Termination Letter") pursuant to the Commission Agreement. Accordingly, the Commission Agreement

was terminated with regard to Oak effectively on July 10, 1991.

     11.  The Termination Letter transmitted a proposed new

agreement ("New Proposal") which Warrantech specified must be executed not later than June 20, 1991. The New Proposal would have eliminated Oak's status as an independent agent by

requiring Oak to carry Warrantech Approved products only. The

New Proposal would have eliminated Oak's right to post-

termination commissions on a book of business defined as

dealers who had executed DBS and/or Warrantech Dealer

Administration Agreement(s) during the effective active term of

Oak's Commission Agreement. The New Proposal also sought to

reduce compensation by eliminating the Agent override

commission. Oak did not execute the New Proposal.

     12.  The effective active term of the Commission Agreement was January 1, 1986 - July 10, 1991 (hereinafter referred to as the "Commission Agreement Active Term").

     13.  Oak performed services under the terms of the

Commission Agreement from its original execution (January 1,

1986) through receipt of the Termination letter (June 10,

1991). The services were accepted by Warrantech and Warrantech paid commissions when due and as due pursuant to the Commission

Agreement. Oak made efforts to render services after receipt of the Termination Letter but was denied supplies from Warrantech and instructed by Warrantech that continued services were not to be rendered.

     14.  Pursuant to paragraph 7 of the Agreement, (a) Oak is

entitled to receive commissions upon contracts sold by any

dealer (solicited by Oak) subsequent to termination, and (b)

Oak is entitled to receive agent override commissions upon all contracts sold by any dealer (solicited by Oak or by Other

Agents) subsequent to termination.

     15.  A dealer who was solicited by Oak or by an Other

Agent during the Commission Agreement Term and who signed a

Dealer Administration Agreement during the Commission

Agreement Term is hereinafter referred to as a "Dealer"

(collectively, "Dealers" or "Oak-WDBS book").

     16.  During the time of the Commission Agreement Active

Term, Oak had solicited more than 195 Dealers who had signed

Dealer Administration Agreements with DBS or its successor,

Warrantech.

     17.  On or about June 14, 1991, Oak through its attorneys,

transmitted to Warrantech a letter which stated that Oak

expected and demanded that Warrantech pay Oak commissions and

AOC (Additional Override Commission) upon all contracts sold subsequent to cancellation by any Dealer. A copy of the letter is marked Exhibit B, attached to the initial Complaint and made a part of this Amended Complaint hereby.

     18.  In connection with the termination, Oak received from

Warrantech's attorneys, Haynes and Boone, a letter which states in pertinent part,

          Although the Agreement will termination on July
          10, 1991, WDBS will continue to remit commissions to Oak that become due under paragraph 7 of the Agreement. Although the Agreement does not provide a specific time when commissions shall no longer be accrued, we understand that Illinois law would call for commissions to be paid after termination, if at all, only for a time deemed to be reasonable under the circumstances.

The communication then goes on to say that Warrantech, using industry standards, has determined that...

          commissions are normally paid to agents only on vehicle service contracts sold before the date of termination, which usually is thirty days after the agent has received written notice of termination. To avoid any dispute with Oak regarding commissions, WDBS has authorized us to notify your client that despite the established industry practice, and the fact that Oak is being paid for commissions accruing during the 30-day notice period, WDBS will pay Oak commissions on all vehicle service contracts sold (as defined in the Agreement) before September 9, 1991 be dealerships Oak had obtained. This is not required by the express terms of the Agreement, but is a reasonable approach that will provide Oak with commissions on all vehicle service contracts sold for up to sixty days after the date of termination of Oak's Agreement with WDBS.

A copy of the Hayes and Boone letter is marked Exhibit C,

attached to the initial complaint and made a part of this

Amended Complaint hereby.

     19.  In addition to the foregoing, Haynes and Boone letter also stated:

          WDBS will pay commissions to Oak at the rate in effect on the termination date provided that the vehicle service contracts are sold by automobile dealers obtained by Oak and the Dealer Agreements with WDBS (or with Dealer Based Services, Inc.)
          are in effect at the termination date...

     20.  Oak is entitled to receive commissions upon contracts sold by the Dealer solicited by Oak notwithstanding that the contract has been sold subsequent to the Commission Agreement

Active Term July 10, 1991 termination date. Oak is entitled to commissions upon contracts sold by any Dealer if any such

Dealer's Dealer Administration Agreement becomes effective

subsequent to the termination date, so long as such Dealer

previously entered into a prior Dealer Administration Agreement during the Commission Agreement Term. Further, Oak is entitled to override commissions upon all contracts sold by any Dealers subsequent to the effective July 10, 1991 termination date in that paragraph 7 of the Agreement expressly provides for the continued payment of commissions by Warrantech to Oak on

account of Oak's and/or Other Agents' original solicitation of the Dealers in question which resulted in the execution by

each such Dealer of the Dealer Administration Agreement with either DBS or thereafter Warrantech during the Commission

Agreement Active Term.

     21.  Oak and DBS expressly bargained for the post-

termination commission provision. Prior to the Commission

Agreement, Oak had the majority of its book of business (Oak signed dealers) with another Administrator (MIA) which was

failing and leaving the marketplace. Subsequent to the

execution of the Commission Agreement and throughout the Active

Agency Agreement Term, Oak placed the majority of its MIA book of business and subsequent new business with Warrantech (the

"Oak-Warrantech book of business"). The effect of the post-

termination commissions provision was to leave the Oak-

Warrantech book of business intact even if the parties ceased their active relationship. Post-termination, the parties would compete for new business (dealers) while leaving the Oak-

Warrantech book intact for their mutual benefit.

     22.  Warrantech breached the Agreement by refusing to pay

out the commissions to which Oak was entitled, post-

termination, Warrantech further breached the Commission

Agreement by preventing Oak from rendering service to dealers within the pre-termination book, initiating competition for

dealers within the Oak-Warrantech book of business, and causing the book to split into three parts: first, dealers which placed their VSC business with Warrantech; second, dealers which

placed their VSC business with Oak: and third, dealers which placed their VSC business with other VSC programs unconnected with either Warrantech or Oak, including manufacturers programs and other independent programs.

     23.  Oak has performed all obligations required by it to

be performed in accordance with the terms of the Commission

Agreement.

     24.  Since Warrantech (a) interfered with the contractual

relations pre-termination and post-termination between dealers within the Oak Warrantech book of business and Oak by, inter alia, preventing Oak from servicing those dealers and (b)

Warrantech has deprived Oak of the commission income

represented by dealers within the Oak-Warrantech book who

abandoned both Oak and Warrantech, Oak is entitled to

continuing damages per the Agreement.

     25.  The differing interpretations of the Commission

Agreement results in a wide variance in the amount of the

ultimate commissions which may be due to Oak as a result of

Warrantech's termination of the Commission Agreement and the continuing breach of the post-termination terms. If Oak's

interpretation is correct, Oak would be entitled to a greater amount of commissions than if Warrantech's interpretation is correct. Under any calculation and based on the past experience of Oak's commission entitlement, the amount at issue is greater than $50,000.00.

     26.  Pursuant to Title 28 U.S.C. Code Section 2201 and

Rule 57 of the Federal Rules of Civil Procedure, Oak seeks a determination of its rights to post-termination commissions

under the Commission Agreement. It seeks a determination that the said paragraph 7 of the Agreement entitles Oak to be paid commissions on service contracts sold by any Dealers solicited by Oak and by any Other Agents (as defined in the Agreement

prior to termination), whether said contracts were sold before or after July 10, 1991, the Commission Agreement termination date. It further seeks a determination that said entitlement extends beyond the September 9, 1991 cutoff date asserted by

Warrantech's attorneys; that said entitlement be calculated on the entire Oak-Warrantech book of business less commission

earned by Oak post-termination on contracts sold by Dealers

which had been within the Oak-Warrantech book of business and now remain with Oak.

     27.  Additionally, Oak has been informed by Warrantech

that Warrantech would not pay and has not paid Oak any

commissions for any period subsequent to September 1, 1991.

Accordingly, Oak seeks commissions that may be due Oak by

Warrantech for contracts sold and which should have been sold from September, 1991 to the day this Court grants relief in

favor of Oak and an award of those commissions with

prejudgement interest and all fees, costs and expenses

incurred in enforcing its contract entitlement.

     WHEREFORE, The Oak Agency, Inc., an Illinois corporation,

and Oak Financial Services, Inc., an Illinois corporation,

Plaintiffs herein, seek:

     A.   A determination of their rights under the Commission
          Agreement attached as Exhibit A to this complaint herein, resulting in a Declaratory Judgement in its favor against Warrantech I, II and Warrantech Automotive, Inc., as the operating successor to Warrantech Dealer Based Services, which issued the termination letter and initially deprived Oak of its post-termination commissions that pursuant to the Commission Agreement, The Oak Agency, Inc. and Oak Financial Services, Inc. are entitled to commissions and Additional Override Commission on all Service Contracts sold after July 10, 1991 by any Dealer solicited by Oak or by any Other Agency as said terms are defined in the agreement and who entered into or enters into a Dealer Administration Agreement or similar Agreement with DBS-or Warrantech.
     B.   An accounting from Warrantech I, II and Warrantech
          Automotive, Inc., and judgement thereon as to all commissions which may be due Oak through the date of this Court's determinations of rights and damages in Oak's favor with interest from the date when each commission payment should have been made until the date of judgement hereunder.
     C.   A judgement against Warrantech I, II and Warrantech
          Automotive, Inc. for net projected future damages consisting of commissions calculated on the pre-termination Oak-Warrantech book of business less the mitigation of damages defined as the Commissions to be earned by the Oak-Warrantech dealers who continued to do business with Oak present valued to the date of judgement in a present value amount not less than $6,405,088.00.
     D.   Such other further relief as this Court deems just.


                              OAK AGENCY, INC., an Illinois
                              corporation, and OAK
                              FINANCIAL SERVICES, INC.,
                              Plaintiffs


                              By   ___A.D. Kerr, Jr._______
                                   One of their attorneys





Alexander D. Kerr, Jr.
TISHLER & WALD, LTD.
200 South Wacker Drive
Suite 2600
Chicago, Illinois 60606
(312) 876-3800
Richard W. Hillsberg
Kovitz, Shifrin & Waitzman
750 Lake Cook Road
Suite 350
Buffalo Grove, IL 60089
(708) 537-0500

                   CERTIFICATE OF SERVICE


     The undersigned, being first duly sworn, upon oath deposes and states that she served copies of the Plaintiff's
Amended Complaint, upon the following counsel of record:

     George E. Bullwinkel, Esq.    Ladd A. Hirsch, Esq.
     Eric F. Greenberg, Esq.       Haynes and Boone, L.L.P.
     Thomas D. Laue, Esq.          3100 NationsBank Plaza
     Bullwinkel Partners, Ltd.     901 Main Street
     19 South LaSalle Street       Dallas, Texas 75202-3714
     Suite 1300
     Chicago, Illinois 60603

by depositing true and correct copies of same into the U.S.

Mail depository located at 200 South Wacker Drive, Chicago,

Illinois, in properly addressed, first-class postage prepaid envelopes on this 19th day of January, 1996, at or before the hour of 4:00 p.m.

                                   Susan A. Harris___________
                                   SUSAN A. HARRIS





SUBSCRIBED AND SWORN to
before me this 19th day
of January, 1996.

__Kina A. Wagner-Sutter_______
NOTARY PUBLIC